October 30, 2014

Katherine Wray

Attorney- Advisor

Jeff Kauten

Attorney-Advisor

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Granito Acquisition I, Inc.

Amendment 1 to Registration Statement on Form S-1

Filed October 15, 2014

File No. 333-197765

Dear Ms. Wray,

The following is the company’s response to your comment letter dated October 30, 2014.

Cover Page

1.

Your revised registration statement does not appear to provide disclosure responsive to prior comments 2 and 3. Please revise or advise.

Cover page limited to 1 page. Revised for Plain English.

2.

Further to prior comment 4, given your disclosure that your sole officer and director Mr. Underhill will be acting as sales agent for this offering, please tell us of the basis for his participation in the offering without registration as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. If he is relying upon Rule 3a4-1 of the Exchange Act, please advise and explain how each element of the safe harbor is satisfied.

3a4-1 disclosure added.

3.

We note your revisions made in response to prior comment 5. Please further revise the added risk factor disclosure on page 12 to discuss the prohibition on the use of Form S-8 by shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. In addition, please consider presenting the risks relating to your status as a shell company under a separate caption.

Disclosure added on page 12 to discuss the prohibition on the use of Form S-8 by shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

4.

We note your response to prior comment 6. Please remove the references to sales agent commissions on pages 5 and 8.

References to commissions removed.

Summary Information and Risk Factors

The Offering, page 7

5.

In light of your response to prior comment 16 indicating that Mr. Underhill will be the source of the trust agent fee, please revise to remove the disclosure that the trust agent fee will be paid from the proceeds of the offering.

Disclosure that the trust agent fee will be paid from proceeds removed.

Risk Factors, page 10

6.

Please revise to include disclosure that discusses the risk relating to any conflicts of interest that may result from the funds being held in a trust account controlled by Underhill Securities Corp. of which the son of your chief executive officer is the sole officer and director.

Conflict of interest disclosure added.

Our Status as an Emergin g G rowth Compan y…, p age 11

7.

Please note that smaller reporting companies are only exempt from the auditor attestation requirement and that management must still provide a report regarding the effectiveness of your internal controls over financial reporting. Refer to Item 308 of Regulation S-K and revise accordingly.

Revised to clarify that management must still provide a report regarding the effectiveness of your internal controls over financial reporting.

Certain Relationships and Related Transactions, page 31

8.

We note your response to prior comment 14. Instruction 1(a)(iii) to Item 404(a) of Regulation S-K defines a related person to include any immediate family member of a director or executive officer of the registrant. Accordingly, please revise to include disclosure responsive to Item 404(d) relating to your relationship with Underhill Securities Corp. in this section.

Disclosure related to relationship with Underhill Securities Corp. added.

Exhibits

Exhibit 99.A

9.

Please tell us why Great Idea Corp.’s legal department will be providing confirmation that the offering has been completed and an acquisition has been consummated, as indicated on the second page of the trust agreement.

Typo revised to state Granito Acquisition I, Inc.

10.

Please tell us why Nicole Anderson has signed the agreement as president of Granito Acquisition I, Inc. We note that throughout your disclosure you state that Mr. Underhill is the sole officer and director of the company. Please advise or revise.

Signature Typo revised.

Sincerely,

/s/ Frank Underhill Sr.

Frank Underhill Sr.

President

Granito Acquisition I, Inc.